



TEAM MEMBER OF **SelfDecode**

Paving the way for precision health.

Joe Cohen · 2nd

Founder at SelfDecode, the only company to use AI in genomics for precision health.

United States · Contact info

500+ connections

 SelfDecode

 City University of New York-Brooklyn College

1 mutual connection: Ben Garcia

Connect   (More)

Experience

 **Founder**
SelfDecode
Jan 2016 – Present · 5 yrs 7 mos
AI-based app to help make smarter health decisions.

 **Founder**
SelfHacked.com
Sep 2013 – Present · 7 yrs 11 mos
Most in depth health content website.

 **Founder**
LabTestAnalyzer
May 2018 – Present · 3 yrs 3 mos
Web app that helps you make better wellness decisions from your lab results.

Education

 **City University of New York-Brooklyn College**
Finance, Psychology and Premed
2005 – 2011

Recommendations

Received (1)   Given (2)

 **ingrid carlson**
Teacher at JW Walker School
September 26, 2016, ingrid was a client of Joe's

I've been working with Joe for over a year now - dealing with health problems for various family members. I find his advice helpful, and his research solid. Sometimes I am skeptical and need to do my own research, only to find that he had it right. In the end, I see a great improvement in overall health and wellbeing.

Accomplishments

3 **Languages**
English • Hebrew • Yiddish   ⌄

Interests

 **SelfDecode**
1,293 followers

 **SelfHacked.com**
364 followers

 **Brooklyn College**
96,738 followers

 **IDC Entrepreneurship Club**
948 followers